April 24, 2015

VIA EDGAR FILING

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mara L. Ransom

          Assistant Director

Re:	Staples, Inc.

Registration Statement on Form S-4

Filed March 20, 2015

File No. 333-202909

Office Depot, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 20, 2015

File No. 001-10948

Dear Ms. Ransom:

On behalf of Staples, Inc. (“Staples”) and Office Depot, Inc. (“Office Depot”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 17, 2015 (the “Comment Letter”), relating to the Registration Statement on Form S-4 (File No. 333-202909) filed by Staples on March 20, 2015 (the “Registration Statement”) and the Preliminary Proxy Statement on Schedule 14A (File No. 001-10948) filed by Office Depot on March 20, 2015 (the “Preliminary Proxy Statement”).

Concurrently with this letter, Staples is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and Office Depot is filing a revised Preliminary Proxy Statement (the “Revised Proxy Statement”), each reflecting revisions in response to the Staff’s comments. Amendment No. 1 and the Revised Proxy Statement include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of Amendment No. 1 marked against the March 20, 2015 filings to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 1.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided by Staples and Office Depot.

Staples®

500 Staples Drive ● Framingham, MA 01702

Securities and Exchange Commission

Staples, Inc.’s Registration Statement on Form S-4

Proposal 1: Adoption of the Merger Agreement

Background of the Merger, page 44

1.	Please revise your disclosure to describe whether there were any pre-existing relationships between Staples and Office Depot, including a discussion of any material business conducted between the two companies.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 44.

2.	Please revise your disclosure to briefly describe the “potential strategic alternatives” considered by the Office Depot board during its August 1, 2014 and August 26, 2014 meetings.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 45.

3.	You refer to “certain financial analyses” on pages 45-50 that were shared by PJSC. Please elaborate upon these references to summarize the content of the information that was provided to the Office Depot board.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 45, 46-47, 48, 49-50 and 51. We respectfully advise the Staff that references to PJSC and their financial analyses have been deleted in the description of the August 26, 2014 meeting of the Office Depot board of directors on page 45 of Amendment No. 1 because, upon further confirmation by Office Depot, PJSC did not participate in, or provide financial analyses for, that meeting.

4.	We note that at a meeting on September 9, 2014, the Staples board authorized Staples’ CEO to contact Office Depot’s CEO to express interest in having a discussion to explore the possibility of a business combination of Staples and Office Depot. Please revise your disclosure to describe the Staples board’s considerations in arriving at that decision, and why they decided to authorize such a communication at that time.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 45.

5.	We note your disclosure on page 58 that Office Depot had not received any inquiries concerning alternative transactions and that the Office Depot board of directors believed that the benefits of soliciting interest from other potential parties were outweighed by a number of risks. Please disclose when the Office Depot’ board of directors considered, but decided against, soliciting bids from parties other than Staples, and elaborate upon those discussions.

Securities and Exchange Commission

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 51-52 and 59.

6.	Please disclose any discussions relating to the significant indebtedness that will be assumed by Staples and the financing arrangements necessary to complete the merger, including the specific consideration given to such debt and financing in connection with the merger.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 45, 53, 54, 55 and 60.

Office Depot, Inc.’s Preliminary Proxy Statement on Schedule 14A

7.	The comments above also apply to Office Depot’s Preliminary Proxy Statement. Please revise accordingly.

Response: Conforming changes where applicable to the Revised Proxy Statement have been made.

* * * * * *

Prior to or contemporaneous with a request to accelerate the effective date of the pending Registration Statement, Staples will provide a written statement acknowledging that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Staples from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Staples may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call me at (508) 253-5000 should you wish to discuss the matters addressed above or other issues relating to Amendment No. 1 or the Revised Proxy Statement. Thank you for your attention to this matter.

Securities and Exchange Commission

Very truly yours,

/s/ Christine T. Komola
Christine T. Komola
EVP, Chief Financial Officer

cc:	Ronald L. Sargent

Staples, Inc.

Roland C. Smith

Office Depot, Inc.

Elisa D. Garcia C.

Office Depot, Inc.

Mario A. Ponce

Simpson Thacher & Bartlett LLP

Acknowledgement of Office Depot, Inc.

In response to the Staff’s comments regarding the Preliminary Proxy Statement, Office Depot, Inc. hereby acknowledges that:

•	Office Depot, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Office Depot, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Office Depot, Inc.

By:	/s/ Elisa D. Garcia C.
Name:	Elisa D. Garcia C.
Title:	Executive Vice President, Chief Legal Officer & Corporate Secretary